

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 23, 2017

Via E-Mail
Bhairav Patel
Interim Chief Financial Officer, Treasurer, and Chief Accounting Officer
New Senior Investment Group, Inc.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

   Re: New Senior Investment Group, Inc.
     Form 10-K for the fiscal year ended December 31, 2016
     Filed February 28, 2017
     File No. 1-36499

Dear Mr. Patel:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2016

Contractual Obligations, page 55

1. We note your contractual obligations table includes only scheduled principal repayments. In future periodic filings, please disclose the estimated cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary; refer to footnote 46 in SEC Interpretive Release 33-8350.

2. Summary of Significant Accounting Policies

Assets Held for Sale, page 72

2.   Please tell us whether you consider the impact of cost to sell on fair value when determining the reporting amount for long-lived assets to be disposed; refer to ASC 360-10-35-43.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities